Birch Mountain Resources Ltd. Suite 300, 250 Sixth Avenue SW
Calgary Alberta Canada T2P 3H7
403 262 1838 tel
403 263 9888 fax
www.birchmountain.com

November 17, 2006

Mr. Kevin Stertzel
C/o United States Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C.
20549

Re: File #1-32475

Dear Mr. Stertzel,

We acknowledge receipt of your letter of November 8, 2006 regarding the 2005 Form 20- F for Birch Mountain Resources Ltd. ("Birch") for the fiscal year ended December 31, 2005.

We have included a red-line copy and a clean copy of our Form 20-F, as amended, for ease of reference to the changes made to the documents detailed below.

Following are our responses to your comments which are numbered in accordance with your letter of November 8, 2006.  Please note that all page references below refer to the original 20-F as filed on March 29, 2006 as mentioned in your letter.

Form 20-F for the Fiscal Year ended December 31, 2005

Cover page

1.	Cover page - we have modified our cover page noting our Commission file number 001-32475.

Risk Factors

2.

Birch is currently in the Development Stage, page 8 - Our financial statements were prepared in accordance with Canadian GAAP. The Company believes that it satisfies the term "development property" as defined in Part 1 - Definitions and Interpretation of NI 43-101 which states "a property that is being prepared for mineral production and for which economic viability has been demonstrated by a feasibility study." Part 1 defines a "feasibility study" as "a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production." The 2005 "Hammerstone Project, Alberta Independent Qualified Person's Review and Technical Report" (the "2005 Technical Report") provided sufficient detail such that two Canadian financial institutions, Royal Bank of Canada Capital Markets and Toronto Dominion Securities Inc., underwrote a $36,000,000 public equity financing in September 2005 to finance the development of the Hammerstone Project.

The Company has modified the header under the risk factors to clearly state that we are an exploration stage company under U.S. GAAP and added disclosure to explain that the Company could not define a reserve under SEC Industry Guide 7 ("IG7").

We also have added disclosure in the US GAAP note 22 of the financial statements to explain Birch is an exploration stage company according to US GAAP.  Our financial statement headers have been modified to disclose that we are a development stage company in Canada and an exploration stage company in the U.S. to assist the readers of the financial statements and avoid confusion for our U.S. shareholders.

Operating Results

3.	General and Administrative Expenses, page 30 - The Company has removed the non- GAAP measure and modified its disclosure.

Controls and Procedures

4.

Changes in Internal Control over Financial Reporting, page 52 - The Company has modified our disclosure the state that there were no changes to the Company's internal controls during the year or subsequent to our evaluation.

Financial Statements

5.	Consolidated Balance Sheet, page 4 - Upon further review, we concur with your comment and we have restated our presentation of restricted cash as a long-term asset on our 2005 financial statement.

6.	Note 13 - Deficit, page 70 - The Company has modified its presentation of Shareholders' Equity - U.S. GAAP in note 22 to include the adjustments relating to our reduction of stated capital.

7.

Note 22 - Material differences between Canadian and U.S. GAAP, page 75 - The Company has modified its presentation and disclosure to include columns presenting the amounts as previously reported and as restated. We have also added disclosure of the per share impact of our adjustments.

Engineering Comments

8.

Birch is currently in the development stage, page 8 - Your review comments 8 and 9 were discussed on the telephone November 9, 2006 with yourself and Mr. Ken Schuler, who agreed that Birch Mountain Resources Ltd. ("Birch") did meet the definition of a development property and had a feasibility study as defined in Part 1, Section 1.1 of N.I.43-101. We have addressed this point in our response to your comment #2 above and the Company feels the amended disclosure in our restated 2005 financial statements and contained within the amended 20-F are sufficient to provide the necessary information for U.S. investors to determine that we are a development stage enterprise in Canada and an exploration stage company in the U.S.

We appreciate your comments and constructive suggestions concerning disclosure in our Form 20-F. We trust the above, and enclosed, fully address your comments. Birch has made the amendments presented in our response letter and the amended Form 20-F has been filed on the appropriate Canadian and U.S. websites as required.

Yours truly,
Birch Mountain Resources Ltd.

/s/ Dan Rocheleau
Dan Rocheleau
Acting Chief Financial Officer and Director of Financial Reporting